FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Enhanced BlackBerry Technical Support Services for Small-Medium Businesses and Enterprise Customers	3

Document 1

May 26, 2009

RIM Announces Enhanced BlackBerry Technical Support Services for Small-Medium Businesses and Enterprise Customers

WATERLOO, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced an enhanced BlackBerry® Technical Support Services offering with new levels of support and support service options for small to medium sized businesses and large enterprise customers.

“We have developed a more comprehensive, flexible, scalable BlackBerry Technical Support Services program that can help small-to-mid-sized businesses and large enterprises keep pace with their evolving mobility needs,” said Alan Panezic, vice president, platform product management at RIM. “The new program includes new levels of support and a range of add-on services, allowing customers to select the right mix of technical support resources to meet the specific needs of their organization.”

The enhanced program features:

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New levels of support - designed to provide the right level of service at the right price for both small-medium businesses and large enterprises. Three support levels are available for each BlackBerry Technical Support Services program, including Basic, Enhanced and Advantage Support for small-medium businesses; and Standard, Premium and Elite Support for enterprise customers.

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Comprehensive programs - extending beyond standard customer support to include access to support professionals for planning, management and preventative maintenance, as well as web-based training, instructor-led webinars, certification, online newsletter, and access to the BlackBerry® Expert Support Center for informational resources, self-service tools, and account monitoring and management.

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Direct access to advanced support professionals - available with select service levels or purchased as add-on services, with options for direct access to Support Service Specialists, Direct to Level Two Support Resources, designated Support Account Managers, the Direct Advanced Response Team (DART) or full-time, on-site technical assistance.

-	Preventative maintenance services - including Health Check Services and Change Management Planning Services, as well as optional Performance and Load Testing Tools to help maximize uptime.

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Application development support - included with select service levels or as an add-on service, providing assistance with custom application development, application coding and the use of application development tools.

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Add-on support options* - offering customers who selected lower-tier support service levels the option to purchase advanced support services incrementally, including Direct to Level Two Support Resources, Health Check Services, Change Management Planning Services, Tech-to-Site Assistance, and Application Development Support.

-	Access to customer support 24 hours per day, 7 days per week - available with all service levels.

BlackBerry Technical Support Services programs are available on an annual subscription basis, with the option to upgrade to the next support level at any time as customer needs evolve. For more information about BlackBerry Technical Support Services, visit www.blackberry.com/btss.

* Some support services options available only with select support levels. See www.blackberry.com/btss for details.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 26, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations